December 19, 2007
Mr. Kevin Woody, Branch Chief
Mr. Howard Efron, Staff Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	Gartner, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended June 30, 2007
File No. 1-14443
Gentlemen:
     Gartner, Inc. (the “Company” or “Gartner” or “we”) submits this letter in response to comments from the staff of the Securities and Exchange Committee (the “Staff”) received by letter dated December 5, 2007, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and the Company’s Form 10-Q for the quarterly period ended June 30, 2007.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K or Form 10-Q, as applicable.
Form 10-K for the fiscal year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Obligations and Commitments, page 24
1.	We note your disclosure that interest payments under your new credit facilities and term loan have been excluded from your table of contractual commitments. Please tell us and disclose why you have excluded these amounts from the table and guidance relied upon by management in doing so.

Response:
The Company respectfully submits that the Company has read and considered SEC Regulation S-K Item 303(a)(5), Tabular Disclosure of Contractual Obligations, and believes that due to: (i) the variable nature of the interest payments which are tied to current market rates, and (ii) the fact that the amount outstanding under the Company’s revolving credit facility can fluctuate, such interest payments are not required to be disclosed in this table.
The Company notes that the introductory sentence to the Company’s contractual obligations table clearly discloses that the interest amounts are excluded from the table. The Company submits that due to the variable nature of the interest amounts due in the future, inclusion of such amounts in the table would require the Company to make assumptions that, if incorrect, could prove to be misleading to investors. The Company further submits that disclosure regarding the Company’s interest expense for 2006 is included in Management’s Discussion and Analysis of Financial Condition and Results of Operations (see page 19) and disclosure regarding the material terms of the Company’s credit facilities, including the formula for the interest rates, is included in Note 7— Debt in the Notes to Consolidated Financial Statements, enabling the reader to make estimates regarding future interest payments.
While the Company believes that the interest payments have been appropriately excluded from the contractual obligations table for the aforementioned reasons, in response to the Staff’s comment the Company will clarify in future filings that the contractual obligations table excludes interest payments under its credit facility due to the variable nature of such payments and will direct the reader to the disclosure regarding interest rates contained in the Notes to Consolidated Financial Statements.
Financial Statements
Reconciliation of META Purchase Accounting Liabilities, page 45
2.	We note that you have recorded contract termination liabilities in connection with your META acquisition and your reference to EITF 95-3. Please tell us how you determined that these costs were to be recorded as liabilities related to the META acquisition and that such costs should not have been expensed as incurred. Please reference any criteria of EITF 95-3 which you applied in your analysis. Additionally, please tell us why the $2.2 million adjustment above prior estimates was required for contract terminations related to vendor contracts.
Response:
The Company advises the Staff that the Company recorded contract termination liabilities of approximately $2.2 million specifically related to the META acquisition, of which $1.9 million was for investment banking services to one vendor and the remaining $0.3 million split among several vendors. The Company further advises the Staff that the Company ultimately negotiated a reduction in the fees for such investment banking services to approximately $0.8 million, resulting in a reversal of $1.1 million of the original $1.9 million accrual.
The Company advises the Staff that the Company determined that the costs in question should be recorded as liabilities related to the META acquisition pursuant to EITF 95-3 since the costs met all of the following requirements:
•	The liabilities were incurred by the Company as of the acquisition date (the liabilities arose directly from the Company’s acquisition of META);

•	The costs were not related to the generation of future revenues;

•	The costs had no future economic benefit to the combined entity (these costs were directly attributable to the acquisition); and

•	The costs were incremental, meaning they would not have been incurred by either Gartner or META in the absence of the acquisition.
Stock-based Compensation
Restricted Stock Units, page 52
3.	Please tell us your basis under SFAS 123R for expensing RSUs on an accelerated basis when vesting for these awards is subject to both service requirements and a performance condition.
Response:
The Company respectfully submits that under SFAS No. 123R, paragraph A69, cost for equity awards that contain both a performance and a service condition must be recognized on a tranche-by-tranche attribution basis since each award has its own explicit service period. The Company advises the Staff that this results in an acceleration of expense since each accounting period must include a charge for each tranche (the first tranche has a one-year service period, the second tranche a two-year service period, etc.).
Form 10-Q for the quarterly period ended June 30, 2007
Note 7 — Other Charges and EITF 95-3 Liabilities, page 12
4.	Please tell us how you determined that your settlement with Expert Choice, Inc. should be considered under the guidance of SFAS 146. Further, please tell us why you recorded the original $1 million accrual in selling, general and administrative expenses which does not appear consistent with how you recorded the remaining $8.5 million of settlement charges.

Response:
The Company advises the Staff that the Company viewed the Expert Choice settlement as a SFAS No. 5 liability and not as a SFAS No.146 liability. The Company had previously disclosed the litigation pursuant to SFAS No. 5 and in connection with discussions and negotiations which occurred during the second quarter of fiscal 2007 the Company reached a settlement which was both probable and estimable under SFAS No. 5. Accordingly, the Company accrued the amount of the settlement and given its unusual size and nature recorded such amount in “Other Charges” and clearly disclosed the settlement amount.
The Company further advises the Staff that when the Company recorded the $1.0 million charge in 2003 it was still actively engaged in software for sale activities and considered the estimated amount of $1.0 million not significant enough to warrant separate line item disclosure, and as such recorded the charge as a normal, on-going operating expense appropriately recorded in SG&A. However, in 2005 the Company terminated its software for sale activities with a resultant immaterial impact. The $8.5 million charge recorded in the quarterly period ended June 30, 2007 was included in Other Charges because it related to activities no longer part of our on-going operations, because of its unusual nature, and to provide investors with appropriate transparency.
***
     In connection with its responses, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (203) 316-6876. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (866) 785-2981, as well as that of Robert Sanchez, Esq., of Wilson Sonsini Goodrich & Rosati, our external counsel, at (202) 973-8899. Thank you for your assistance.

Sincerely,
/s/ Christopher J. Lafond

Christopher J. Lafond Executive Vice President Chief Financial Officer

     cc: Robert Sanchez, Esq.